SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K for the month of August, 2003

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                         Form 40-F  ☐

Enclosures:

1.        Nokia Press Release, August 19, 2003:

“Nokia and SEGA reach agreement on the transfer of select SEGA.com leading technology”

2.        Nokia Press Release, August 27, 2003;

“Nokia launches Mobile Entry Solutions to pave the way for the next one billion mobile users”

3.        Nokia Press Release, August 29, 2003;

“Nokia and Psion start procedures to enable transfer of Symbian shares from Motorola”

PRESS RELEASE

August 19, 2003

Nokia and SEGA reach agreement on the transfer of select SEGA.com leading technology

Nokia further enhances online games and services for the Nokia N-Gage(TM) game deck

San Francisco. (August 19, 2003) -Nokia (NYSE: NOK) and SEGA Corporation (Tokyo, Japan) today announced a definitive agreement in which Nokia will acquire assets of Sega.com Inc., a subsidiary of SEGA. This agreement will further enhance online games and service offerings for the Nokia N-Gage(TM) game deck, as Sega.com’s leading multi-player technology will now become an integral part of the Nokia N-Gage experience. The SEGA Network Application Package (SNAP), that enables high-performance networked multi-player games, will form the core part of Nokia Mobile Phones’ Entertainment and Media Business Unit’s online games activity.  This transaction is subject to standard closing conditions.

“Online multi-player games and mobility are seen as the hottest developments in the games industry today. This acquisition is a logical step in bringing online elements to mobile games,” said Ilkka Raiskinen, Senior Vice President, Entertainment and Media Business Unit. “Sega.com Inc. has developed a robust technology platform which, combined with the Nokia N-Gage(TM) game deck, opens up totally new dimensions for gamers. Sega.com is known to be the host for some of the world’s best online game competencies, and I believe that together, we have the leading knowledge in both mobility and online games technologies, thus further developing and expanding the opportunities for the entire games space.”

Sega.com Inc. is located in San Francisco focusing on game distribution and online game services.  In the game industry, Sega.com Inc. is known as a leading supplier of technology for, and a pioneer in, mobile and multi-player online games.  Following the acquisition, SNAP will be integrated into the Nokia N-Gage(TM) game deck enabling multi-player games for mobile and fixed environments.  SNAP will bring immediate benefits to the Nokia N-Gage game deck, scheduled to be available to consumers worldwide October 7, 2003.

The integration of SNAP technology into Nokia’s game portfolio will have positive effects on all aspects of the games community.  Nokia N-Gage(TM) gamers will benefit from content creation, resulting in more feature-rich multi-player online games.  The mobile operators will have the opportunity to generate additional revenue streams by integrating games industry technology into their mobile networks.  Finally, SNAP technology offers games developers a flexible and well tested online games platform to provide appealing and entertaining games to gamers globally.  Over time, SNAP will bring even bigger benefits to the games industry as the technologies and games genres evolve to take full advantage of online elements.

“SEGA understood the great future for online gaming from a very early point.  Thus, we have used our best efforts to further the online gaming business,” said Hisao Oguchi, Representative Director and President of SEGA Corporation.  “After this agreement closes, Nokia will leverage the SNAP technology to strenghthen online gaming titles for Nokia N-Gage(TM).  SEGA will continue to enhance its gaming software business as a content publisher and pursue various avenues in the online entertainment industry including providing content for Nokia N-Gage(TM).”

Two press and industry analyst calls will be held:

Tuesday, August 19, 2003 - Wednesday, August 20, 2003

4:00 p.m. PDT, 7:00 p.m. EST; 2:00am Finland; 1:00am Germany; 8:00am Japan,

CONFERENCE ID # 2334258,

AND

12:00 a.m. PDT, 3:00am EST; 10:00am Finland; 9:00am Germany; 4:00pm Japan,

CONFERENCE ID # 2334264.

Domestic dial-in number: (877) 721-9310

International dial-in number:  + 1 (706) 679-6164

Host: Kenya Rodgers, Coporate Communications, Mergers & Acquisitions

Please be prepared to offer your full name and press affiliation

A replay of the audio conference will be available 2 hours after each call’s completion until August 28, 2003.  Domestic replay is available at (800) 642-1687.   International dial-in is available at + 1 (706) 645-9291.

About Sega.com

Sega.com, Inc. (www.sega.com), is a network entertainment company that integrates Internet technology with innovation while leveraging a video game heritage dating back more than 50 years.  Sega.com also built the first high-speed online console gaming network and community destination for gamers.  Sega.com is dedicated to bringing the technology and content required for networked entertainment to game developers and game players alike, leveraging the network possibilities for a multitude of devices including game consoles, cellular phones and PDAs.

About SEGA Corporation

SEGA(R) Corporation is a worldwide leader in interactive entertainment both inside and outside the home, encompassing consumer business, amusement machine sales and amusement center operations.  The company develops, publishes and distributes interactive entertainment software products for a variety of hardware platforms including PC, wireless devices, and those manufactured by Nintendo, Microsoft and Sony Computer Entertainment Inc.  SEGA(R) Corporation’s Web site is located at http://sega.jp.

About Nokia

Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed broadband and IP networks. By adding mobility to the Internet, Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is a broadly held company with listings on six major exchanges.

This press release may contain forward-looking statements relating to future events or future financial performance that involve risks and uncertainties. Such statements can be identified by terminology such as may, will, should, expects, plans, anticipates, believes, foresees, or similar expressions, or the negative of such terms or comparable terms.  These statements are only predictions, and actual results could differ materially from those anticipated in these statements based upon a number of factors including those identified in Nokia’s filings with the SEC.

For further information:

Media only please contact:

Nokia Mobile Phones

Communications

Tel. +358 7180 45667

Email: nokia.mobile.phones@nokia.com

www.n-gage.com/press

Nokia Americas

Kenya Rodgers

Tel. +1 214-632-7159

Email: communication.corp@nokia.com

Nokia

Corporate Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

Industry Analysts please contact:

Nokia Americas

Virve Virtanen

Tel. +1 972-894-6331

www.nokia.com

PRESS RELEASE

August 27, 2003

Nokia launches Mobile Entry Solutions to pave

the way for the next one billion mobile users

At simultaneous press events in Moscow and New Delhi, Nokia today presents new solutions to help accelerate the growth of the global market for wireless communications.  Nokia will introduce new attractive mobile phones, business models and network solutions to make mobile calls more affordable, allowing new consumer groups to enjoy the benefits of mobility.  Accessing this largely untapped market will make it possible for the worldwide mobile subscription base to reach two billion in 2008.  Currently, there are about 1.2 billion mobile phone users in the world.

“New growth markets will be a key driver of the mobile industry in the coming years,” said Jorma Ollila, Nokia Chairman and CEO, speaking at the press conference in Moscow.  “There is extraordinary potential in the number of people currently without mobile service.  Despite its remarkable success, mobile service still only reaches less than 20% of the world’s population. Some four billion people are still without telephone service of any kind,” said Ollila.

“However, the greatest potential is the improvement in the daily lives of those hundreds of millions of people who we expect to gain access to mobile telephony in the next few years,” Ollila added.  “We expect that for an increasing number of these people, a mobile will be their first and only phone, and within a few years there will be a large number of mobile users who have never seen a fixed telephone.  Fixed networks are beginning to be complemented and replaced by efficient mobile networks for voice and mobile data service.”

These facts point to markets and user segments where tremendous growth can occur in the next five years.  Large regions in Russia, India and Latin America are prime examples of markets where the pent-up demand for wireless communication is only now being addressed.  In Russia in particular, Nokia sees that the number of mobile users will exceed 60 million by 2008, a 200% increase over the current subscriber base.

Enabling operators to accelerate such growth and reach the full potential of their markets is a very high priority for Nokia, and the company is introducing new mobile phones and network solutions to address this opportunity.  The Nokia 1100 and Nokia 2300 phones combine ease of use, great design, and attractive features with affordable prices.  With these phones and cost-optimized network solutions, Nokia has the right formula for expanding the footprint of mobile service and enriching the lives of people through communications.

New growth markets, with typically lower average rates of revenue, are challenging for traditional wireless solutions.  They require a new mindset for new business models.  And, they require highly efficient end-to-end solutions that break the boundaries of traditional cost structures.  Nokia is strongly committed to reducing — by as much as half — the total cost of ownership.  This can be achieved with more affordable handsets, providing essential mobile voice services for consumers.  Operators can reduce their per-user capital and operating expenditures, allowing them to expand their user base in a profitable way.

Nokia sees that with the right mix of phones, optimized network solutions and low-cost voice and data services, operators can in the near future generate reasonable profit from customers even at average revenue per user (ARPU) levels of 5 USD per month and below.  The end-to-end Nokia Mobile Entry Solution makes this possible.  The solution combines attractive, yet affordable Nokia

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phones with the Nokia Connect GSM Solution, a network solution specially designed for new growth markets.

As the leading mobile standard globally, GSM has the technology maturity to provide time-tested wireless service.  And with a user base already approaching one billion, GSM allows significant cost benefits from economies of scale.

Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed broadband and IP networks. By adding mobility to the Internet Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is a broadly held company with listings on six major exchanges.

Media enquiries:

Communications Department, Nokia Networks

Tel. (Int.) + 358 (0) 7180 38198

E-mail: networks.communications@nokia.com

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

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PRESS RELEASE

August 29, 2003

Nokia and Psion start procedures to enable transfer of Symbian shares from Motorola

Nokia, Psion plc and Motorola Inc. have started procedures to enable the transfer of shares of Symbian Ltd. from Motorola’s U.K. subsidiary, Motorola Ltd., to Nokia and Psion plc. Symbian Ltd. is an independent software licensing company that develops and licenses the Symbian OS (operating system).

On completion of the transaction, Nokia estimates to increase its shareholding from approximately 19% up to approximately 32% and Psion is anticipated to increase its ownership to approximately 31%. The proposed transfer will not affect Motorola’s existing licensing arrangement with Symbian.

“The investment shows Nokia’s continued support to Symbian as a strong independent software licensing company and to its stable development as smart phones move towards the volume market. Symbian has proven that it is fully able to meet the different needs of its licensees by providing the most optimized operating system for feature rich mobile devices,” says Pertti Korhonen, executive vice president, Nokia Mobile Software.

“As a Symbian licensee, Motorola will continue to support the Symbian OS for specific customer and business needs, such as in our 3G devices. However, our primary software focus for the mass market will stay centered on Java, which is also supported by Symbian. We believe Java is what ultimately provides our customers worldwide with the most optimized and differentiated mobile experiences,” said Scott Durchslag, corporate vice president of Motorola’s Personal Communications Sector.

Nokia and other industry leaders founded Symbian in 1998. The Symbian OS has become a widely adopted operating system for advanced, data-enabled mobile devices. Furthermore, the Series 60 Platform is built on the Symbian OS. Series 60 is a terminal software product that Nokia licenses to handset manufacturers, such as Panasonic, Samsung, Sendo, Siemens and Nokia Mobile Phones. These companies are also licensees of the Symbian OS.

The intended transactions are subject to a clearance by German Federal Cartel Office and to a pre-emption procedure among the other shareholders of Symbian. These procedures have been started by the actions of Nokia, Psion plc and Motorola Ltd., and are expected to be completed within the coming weeks. The transaction implies a value for Symbian as a whole of GBP 300 million (approx. EUR 427 million).

About Nokia

Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and reliable solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed broadband and IP networks. By adding mobility to the Internet Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is a broadly held company with listings on six major exchanges.

For further information (media only):

Nokia Mobile Software

Communications

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Tel. +358 7180 45667

Email: nokia.mobile.phones@nokia.com

www.nokia.com

Press Desk

Nokia Americas

+1 972 894 4573

Email: communication.corp@nokia.com

Motorola,

Patrick Hamilton

+44 7715 175 043

patrick.hamilton@motorola.com

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SIGNATURE

                         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2003		Nokia Corporation

	By:	/s/ Ursula Ranin
Name: Ursula Ranin
Title: Vice President, General Counsel